Exhibit 4.9

Loan Agreement

This Loan Agreement is entered into by Jyong Biotech Ltd. (hereinafter referred to as “Party A”) and Linkage Gladden Enterprise Ltd. (hereinafter referred to as “Party B”). The parties agree to the following terms regarding the loan:

1.	Party A entered into this Loan Agreement with Party B on June 24, 2025, whereby Party A shall lend to Party B the sum of US$15,000,000.

2.	The loan period shall be from June 24, 2025 to June 23, 2027 (calculated from the actual date of remittance). Upon maturity, Party B shall repay the full principal plus accrued interest to Party A without delay.

3.	Interest shall be calculated at an annual rate of 8%.

4.	This Agreement is executed in two counterparts, with each party holding one copy.

Party A (Lender): Jyong Biotech Ltd.

Authorized Signature: Fu-Feng Kuo

Party B (Borrower): Linkage Gladden Enterprise Ltd.